Correspondence

July 5, 2012

U.S. Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel
Office of Mergers and Acquisitions
100 F Street NE
Washington, DC 20549-7010
Fax (703) 813-6968

Re:	PURE Bioscience, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 25, 2012 File No. 1-14468

Dear Ms. Duru:

This letter is delivered in response to the request included in a letter of comment dated July 3, 2012 (the “Staff Letter”) from the staff of the Securities and Exchange Commission (the “Staff) to the PURE Bioscience, Inc., a Delaware corporation (the “Company,” “us” or “we”).   The undersigned are all participants in the solicitation of proxies in connection with the Company’s annual meeting of stockholders to be held July 25, 2012.  In connection with their participation in such solicitation, each of the undersigned hereby acknowledges that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, each of the undersigned has been advised that the Division of Enforcement has access to all information the participants provide to the Staff in connection with its review of the Company’s filing or in response to the Staff’s comments thereon.

Sincerely,

Pure Bioscience, Inc.

By: /s/ Michael Krall
Michael Krall, Chief Executive Officer

DIRECTORS:
/s/ Gregory Barnhill Gregory Barnhill	Date: July 6, 2012
/s/ Dennis Brovarone Dennis Brovarone	Date: July 5, 2012
/s/ John Carbone, MD John Carbone, MD	Date: July 5, 2012
/s/ Michael Krall Michael Krall	Date: July 5, 2012
/s/ Paul Maier Paul Maier	Date: July 5, 2012
/s/ Donna Singer Donna Singer	Date: July 5, 2012

www.purebio.com
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